RepliCel™
Using Cells for Healing

NEWS RELEASE

RepliCel's Licensee Building Momentum in China with Facility and Team

YOFOTO (China) Health Announces Initiation of Facility Build-Out, New Hires, and Preparation to Submit Applications to China's Regulators

VANCOUVER, BC, CANADA – March 26, 2019 – RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA:P6P2) ("RepliCel" or the "Company"), a company developing next-generation technologies in aesthetics and orthopedics, is pleased to announce that its Licensee, YOFOTO (China) Health Co. ("YOFOTO"), headquartered in Ningbo, China, is rapidly building momentum on its licensed programs for Greater China, since closing the transaction with RepliCel in October last year.

In a recent update to the RepliCel Board of Directors, the YOFOTO team reported it had:

- completed the facility design and engineering plans for a laboratory, clinic, and research manufacturing facility build-out to be done in a building it already owns near its headquarters in Ningbo as well as new construction of an adjacent building for administration;
- obtained the necessary regulatory permits and approvals to commence certain demolition and construction;
- retained the contractors;
- commenced construction of a 4,700 sq metre facility in its existing building to hold clinical research manufacturing, material handling, purified water processing, research and development labs, QC/QA testing, cryopreservation storage, clinical biopsy/treatment space, and an exhibition hall; and
- hired several team members for its new cell therapy division and are engaged in recruiting several others for QC/QA, clinical, operations and regulatory positions.

YOFOTO has announced that by mid-2019 it expects to have:

- hired over 20 people;
- completed primary facility construction and initiated technology transfer, training, and validation testing; and
- submitted the initial regulatory documentation to the Chinese regulatory authorities seeking approval to commence clinical trials of the RCS-01 skin and RCT-01 tendon products.

RepliCel's Greater China Strategy: A Portfolio View

RCT-01 - Current plans suggest a clinical trial of RCT-01 treatment for chronic tendinopathy will be conducted in China by YOFOTO overlapping with a clinical trial of RCT-01 in Japan leading to multiple clinical readouts. Applications for such trials are now being prepared. The timing of such trials will depend on regulatory approvals.

RCS-01 - Current plans suggest that a clinical trial of the RCS-01 treatment for aging and sun-damaged skin will be conducted in China by YOFOTO overlapping with a clinical trial or RCS-01 in Japan leading to multiple clinical readouts. Applications for such trials are now being prepared. The timing of such trials will depend on regulatory approvals.

RCI-02 - RepliCel's next-generation, dermal injector, a medical device designed to optimize the controlled injection of cell therapies and other injectables, is expected to be launched in Europe, Hong Kong and other market accepting CE mark approval next year. It is anticipated that YOFOTO will be marketing the device in Hong Kong at the same time as using the device in a clinical study of RCS-01 in China in anticipation of regulatory approval to launch the product on the market in the People's Republic of China. Simultaneous to this activity in Greater China, RepliCel will be submitting the necessary applications to obtain market approval for the device in Japan and to use it there for clinical testing.

RCH-01 – RepliCel's RCH-01 treatment in development for hair loss due to androgenic alopecia is licensed to Shiseido Company for Asia including Greater China.

About YOFOTO

YOFOTO (China) Health Industry Co., Ltd was established in 2004 as a company engaged in the health and consumer products industry. With a wide range of successful commercial products in the food, personal health care, and household categories, YOFOTO is now diversifying into higher-value health-related products and services such as genetic and blood testing, regenerative medicine, and destination health-treatment clinics. As part of its strategy, YOFOTO has made several investments outside of China.

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel's innovative technology, utilizing cell populations isolated from a patient's healthy hair follicles.

The Company's product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 is exclusively licensed in Asia to Shiseido Company. RepliCel and Shiseido are currently co-developing the product in Japan. RepliCel maintains the rights to RCH-01 for the rest of the world. RCT-01 and RCS-01 are exclusively licensed in Greater China to YOFOTO (China) Health Company. RepliCel and YOFOTO are currently co-developing these products in China. RepliCel maintains the rights to these products outside of Greater China.

RepliCel has also developed a proprietary injection device, RCI-02, and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the RCI-02 device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being CE marked. Please visit www.replicel.com for additional information.

For more information, please contact:
Lee Buckler, CEO and President
604-248-8693
info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains forward-looking statements and information that involve various risks and uncertainties regarding future events, including, but not limited to, statements regarding: that YOFOTO is rapidly building momentum on its licensed programs for Greater China; the laboratory, clinic, and research manufacturing facility build-out to be done by YOFOTO in a building it already owns near its headquarters in Ningbo as well as new construction of an adjacent building for administration; that YOFOTO will commence certain demolition and construction; that YOFOTO is engaged in recruiting several other team members for QC/QA, clinical, operations and regulatory positions; that by mid-2019 YOFOTO expects to have: hired over 20 people, completed primary facility construction and initiated technology transfer, training, and validation testing, and submitted the initial regulatory documentation to the Chinese regulatory authorities seeking approval to commence clinical trials of the RCS-01 skin and RCT-01 tendon products; that a clinical trial of RCT-01 treatment for chronic tendinopathy will be conducted in China by YOFOTO overlapping with a clinical trial of RCT-01 in Japan leading to multiple clinical readouts; that a clinical trial of the RCS-01 treatment for aging and sub-damaged skin will be conducted in China by YOFOTO overlapping with a clinical trial or RCS-01 in Japan leading to multiple clinical readouts; that RepliCel's next-generation, dermal injector, a medical device designed to optimize the controlled injection of cell therapies and other injectables, is expected to be launched in Europe, Hong Kong and other market accepting CE mark approval next year; that YOFOTO will be marketing the device in Hong Kong at the same time as using the device in a clinical study of RCS-01 in China in anticipation of regulatory approval to launch the product on the market in the People's Republic of China; that simultaneous to the activity in Greater China, RepliCel will be submitting the necessary applications to obtain market approval for the device in Japan and to use it there for clinical testing; that YOFOTO is now diversifying into higher-value health-related products and services such as genetic and blood testing, regenerative medicine, and destination health-treatment clinics; that RepliCel's proprietary injection device, RCI-02, is expected to improve the administration of its cell therapy products and certain other injectables; and that YOFOTO is expected to first launch the RCI-02 device and consumables in Greater China for dermatology applications in Hong Kong upon it being CE marked.

These statements are only predictions and involve known and unknown risks which may cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking statements, including: risks related YOFOTO spending the required amounts on RepliCel's programs and related infrastructure over the next 5 years in Greater China; risks related YOFOTO not completing its stated goals; risk related to YOFOTO paying $4.5M CDN in milestone payments and sales royalties; risks that the Company's products may not perform as, or have the benefits, expected; risks that the Company's products may not be accepted and adopted by the public; the risk that the Company will not obtain CE mark clearance for its injector device as anticipated or at all; the risk that there will be delays enrolling clinical trial participants or commencing any clinical or research programs as anticipated or at all; the risk that the Company will receive negative results from the Company's clinical trials; the effects of government regulation on the Company's business; risk that the Company may not obtain any further data from Shiseido; risks associated with the Company obtaining all necessary regulatory approvals for its various programs; risks associated with the Company's ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company's ability to raise additional capital; and other factors beyond the Company's control. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers should consult all of the information set forth herein and should also refer to the risk factor disclosure outlined in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2017 and other periodic reports filed from time-to-time with the Securities and Exchange Commission on Edgar at www.sec.gov and with the British Columbia Securities Commission on SEDAR at www.sedar.com.